UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Roundy’s, Inc.

(Name of issuer)

Class A Common Stock, par value $0.01

(Title of class of securities)

779268 101

(CUSIP number)

Willis Stein & Partners

1033 Skokie Boulevard, Suite 360

Northbrook, Illinois 60062

(312) 422-5289

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons Willis Stein & Partners III Sub, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 3,334,911 shares (See Item 5)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 3,334,911 shares (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 3,334,911 shares (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.75% (See Item 5)
(14)	Type of reporting person (see instructions) PN

(1)	Names of reporting persons Willis Stein & Partners Dutch III-A Sub, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 100,413 shares (See Item 5)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 100,413 shares (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 100,413 shares (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.20% (See Item 5)
(14)	Type of reporting person (see instructions) PN

(1)	Names of reporting persons Willis Stein & Partners Dutch III-B Sub, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 100,413 shares (See Item 5)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 100,413 shares (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 100,413 shares (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.20% (See Item 5)
(14)	Type of reporting person (see instructions) PN

(1)	Names of reporting persons Willis Stein & Partners III-C Sub, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 28,920 shares (See Item 5)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 28,920 shares (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 28,920 shares (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.06% (See Item 5)
(14)	Type of reporting person (see instructions) PN

(1)	Names of reporting persons Willis Stein & Partners Management III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 3,564,657 shares (See Item 5)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 3,564,657 shares (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 3,564,657 shares (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.22% (See Item 5)
(14)	Type of reporting person (see instructions) PN

(1)	Names of reporting persons Willis Stein & Partners Management III, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 3,564,657 shares (See Item 5)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 3,564,657 shares (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 3,564,657 shares (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.22% (See Item 5)
(14)	Type of reporting person (see instructions) PN

(1)	Names of reporting persons John R. Willis
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 20,142 shares (See Item 5)
	(8)	Shared voting power 3,564,657 shares (See Item 5)
	(9)	Sole dispositive power 20,142 shares (See Item 5)
	(10)	Shared dispositive power 3,564,657 shares (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 3,584,799 shares (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.26% (See Item 5)
(14)	Type of reporting person (see instructions) IN

(1)	Names of reporting persons Avy H. Stein
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 54,280 shares (See Item 5)
	(8)	Shared voting power 3,564,657 shares (See Item 5)
	(9)	Sole dispositive power 54,280 shares (See Item 5)
	(10)	Shared dispositive power 3,564,657 shares (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 3,618,937 shares (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.33% (See Item 5)
(14)	Type of reporting person (see instructions) IN

EXPLANATORY NOTE: The Reporting Person previously filed a statement on Schedule 13G with the Securities and Exchange Commission on February 12, 2013, as amended by Amendment No. 1 on March 14, 2013, Amendment No. 2 on February 14, 2014, and Amendment No. 3 on February 13, 2015 with respect to the securities that are the subject of this Schedule 13D pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the “Act”), and are filing this Schedule 13D pursuant to Rule 13d-1(e) under the Act.

Item 1. Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Roundy’s, Inc., a Delaware corporation (“Issuer”). The address of the principal executive offices of the Issuer is 875 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed jointly by (1) Willis Stein & Partners III Sub, L.P. (“Fund III”), (2) Willis Stein & Partners Dutch III-A Sub, L.P. (“Dutch III-A”), (3) Willis Stein & Partners Dutch III-B Sub, L.P. (“Dutch III-B”), (4) Willis Stein & Partners III-C Sub, L.P. (“Fund III-C”), (5) Willis Stein & Partners Management III, L.P. (“Fund III General Partner”), (6) Willis Stein & Partners Management III, LLC (“Management III”), (7) John R. Willis (“Mr. Willis”), and (8) Avy H. Stein (“Mr. Stein”). The persons described in items (1) through (8) are referred to herein as the “Reporting Persons.” The Reporting Persons are filing jointly and the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 99.1 hereto and incorporated herein by reference. The Reporting Persons may be deemed to be a group as defined in Rule 13(d)-5(b) of the Act solely with respect to shares of Common Stock.

(b) The address of the principal business offices of each of the Reporting Persons is 1033 Skokie Boulevard, Suite 360, Northbrook, Illinois 60062.

(c) Fund III, Dutch III-A, Dutch III-B, and Fund III-C (collectively, the “Willis Stein Funds”), each a limited partnership organized under the laws of the State of Delaware, are private equity investment funds. Fund III General Partner, a limited partnership organized under the laws of the State of Delaware, is engaged primarily in the business of serving as the sole general partner of each of the Willis Stein Funds. Management III, a limited liability company organized under the laws of the State of Delaware, is engage primarily in the business of serving as the sole general partner of Fund III General Partner. Mr. Willis and Mr. Stein are the managing partners of Management III.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Willis and Mr. Stein are citizens of the United States.

Item 3. Source and Amount of Funds.

Fund III directly owns 3,334,911 shares of the Common Stock. Dutch III-A directly owns 100,413 shares of the Common Stock. Dutch III-B directly owns 100,413 shares of the Common Stock. Fund III-C directly owns 28,920 shares of the Common Stock. No purchases are being made in connection with this report.

Item 4. Purpose of the Transaction.

General

The Reporting Persons acquired and currently hold their shares of Common Stock for investment purposes, subject to activities related to the transactions contemplated by the agreements described in this Item 4, including, without limitation, tendering their Common Stock into the Offer, and the other matters described in this Item 4 and in Item 6.

On November 10, 2015, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), among the Company, The Kroger Co., an Ohio corporation (“Parent”), and KS Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Acquisition Sub”).

In connection with the Merger Agreement, Parent and Acquisition Sub entered into a Tender and Support Agreement, dated as of November 10, 2015, with the Reporting Persons (the “Support Agreement”).

Merger Agreement

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Acquisition Sub will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares (the “Shares”) of Common Stock of the Company at a price of $3.60 per Share in cash, net to the seller in cash but subject to any applicable withholding of taxes.

The Offer is to commence as promptly as practicable (but in no event earlier than five (5) business days, nor later than seven (7) business days, after the date following the date of the Merger Agreement). Unless the Offer is extended in accordance with the Merger Agreement, the Offer will expire at 11:59 p.m., New York Time, on the date that is twenty (20) business days after the date the Offer is first commenced.

Completion of the Offer is subject to several conditions, including (i) that at least a majority of the Shares then outstanding (determined on a fully diluted basis) be validly tendered and not validly withdrawn prior to the expiration of the Offer; (ii) the expiration or termination of any applicable waiting period relating to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (iii) the absence of a material adverse effect on the Company; and (iv) certain other customary conditions. There is no financing condition to the obligations to consummate the Offer.

Following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable laws, Acquisition Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent, at which time each outstanding Share (other than Shares owned by Parent, Acquisition Sub or the Company, or any of wholly owned subsidiaries of Parent (other than Acquisition Sub) or the Company, or Shares with respect to which appraisal rights are properly exercised under Delaware law) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest.

The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the collective ownership by Parent and Acquisition Sub of one share more than 50% of the number of Shares that are then issued and outstanding, and if the Merger is so effected pursuant to Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.

In the event that Parent purchases Shares in the Offer but a determination is made that it is ineligible to use Section 251(h) of the DGCL, the Company has granted to Parent an option (the “Top-Up Option”) to purchase from the Company up to the number of then-available authorized and unissued shares of the Company’s common stock at the Offer Price per share. If Parent and Acquisition Sub collectively acquire at least one share more than 90% of the issued and outstanding shares of Company common stock, whether as a result of the Top-Up Option or otherwise, the parties have agreed to take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the stockholders of the Company, through the “short form” procedures available under Section 253 of the DGCL.

Under the terms of the Merger Agreement, each Company restricted stock unit outstanding at the effective time of the Merger, whether vested or unvested, will be cancelled and converted into the right to receive (without interest) an amount in cash, equal to the product of the Offer Price and the number of Shares subject to the cancelled restricted stock unit (with the number of Shares subject to each outstanding restricted stock unit being subject to performance-based vesting criteria being determined based on target level of achievement of applicable performance goals if applicable) immediately prior to the effective time of the Merger.

Parent and the Company have made customary representations, warranties and covenants in the Merger Agreement, including covenants (i) to as soon as practicable, effect all registrations, filings and submissions required pursuant to the HSR Act and any other required governmental approvals, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other applicable laws; and (ii) to use reasonable best efforts to consummate and make effective the transactions contemplated by the Merger Agreement in the most expeditious manner practicable. The Company has agreed to use commercially reasonable efforts to carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, including not taking certain specified actions, prior to consummation of the Merger. The Company also agreed to cooperate as is reasonably necessary to assist Parent in commencing the Offer, including providing all information necessary to be included in the documentation for the Offer. The Company has agreed to file with the U.S. Securities and Exchange Commission (the “SEC”) a Solicitation/Recommendation Statement on Schedule 14D-9 on the same date as the filing of a Schedule TO by Parent and Acquisition Sub.

The Merger Agreement contains a thirty (30) day go-shop period, which commences on the date of the Merger Agreement and ends on December 10, 2015 (the “Go-Shop Period”). Following the Go-Shop Period, the Company is subject to standard exclusivity and non-solicitation covenants, subject to customary exceptions that would permit the Company to respond to a bona fide, written and unsolicited offer that either constitutes or is reasonably expected to constitute a proposal that the Company Board shall have determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account reasonably available information (including relevant legal, financial and regulatory aspects of such proposal) and the likelihood of consummation of the transaction contemplated by such proposal, is more favorable, from a financial point of view, to the holders of Shares than the Offer and the Merger, after taking into account any and all adjustments to the terms and conditions made by Parent pursuant to the Merger Agreement to modify the terms of the Merger Agreement, taking into account at the time of determination all relevant circumstances including various legal, financial and regulatory aspects of such proposal, all the terms and conditions of such proposal and the Merger Agreement, the identity of the person making such proposal, and the anticipated timing, conditions and the ability of the person making such proposal to consummate the transactions contemplated by such proposal (a “Superior Proposal”), if the Board determines in good faith (after consultation with the Company’s financial advisor and outside legal counsel) that a failure to do so would reasonably be expected to be inconsistent with the Board’s fiduciary duties. The Board may change its recommendation in favor of the

Offer and the Merger and terminate the Merger Agreement in order to enter into a definitive agreement for such Superior Proposal if the Board determines in good faith (after consultation with the Company’s financial advisor and outside legal counsel) that a failure to do so would reasonably be expected to be inconsistent with the Board’s fiduciary duties; provided, that prior to such change in recommendation or termination, Parent has the right to propose adjustments to the terms and conditions of the Merger Agreement so that such Superior Proposal ceases to constitute a Superior Proposal. If the Company terminates the Merger Agreement to enter into an agreement for a Superior Proposal that was submitted during the Go-Shop Period, the Company would be required to pay to a designee of Parent an $8.0 million termination fee. If the Company terminates the Merger Agreement to enter into an agreement for a Superior Proposal that was submitted after the expiration of the Go-Shop Period, or certain other terminations, the Company would be required to pay to a designee of Parent a $20.0 million termination fee.

Tender and Support Agreement

Concurrently with the execution of the Merger Agreement, Parent and Acquisition Sub entered into the Support Agreement with the Willis Stein Funds. Pursuant to the Support Agreement, the Willis Stein Funds agreed, subject to certain limited specified exceptions, to tender, and not withdraw, 3,564,657 Shares beneficially owned by them, or acquired by them after such date (collectively, the “Subject Shares”). In addition, the Willis Stein Funds have agreed, subject to certain exceptions, to refrain from disposing of the Subject Shares. The Support Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement.

The foregoing descriptions of the Merger Agreement and Support Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. The Merger Agreement and Support Agreement are referenced herein as Exhibits 99.2 and 99.3 and are incorporated by reference into this Item 4.

Except as described in this Item 4 of Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Company with respect to the business and affairs of the Company, and may from time to time consider pursuing or proposing any such transactions and, in connection therewith, may discuss, evaluate and/or pursue any such transactions with advisors, the Company or other persons.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of the date hereof, Fund III beneficially owns 3,334,911 shares of Common Stock, representing 6.75% of the Common Stock outstanding and deemed to be outstanding based upon the 49,380,998 shares issued and outstanding as disclosed in the Issuer’s Quarterly Report on From 10-Q for the period ended October 3, 2015. Fund III has the power to vote or direct the vote of, and the power to dispose or direct the disposition of, such Shares.

As of the date hereof, Dutch III-A beneficially owns 100,413 shares of Common Stock, representing 0.20% of the Common Stock outstanding and deemed to be outstanding based upon the 49,380,998 shares issued and outstanding as disclosed in the Issuer’s Quarterly Report on From 10-Q for the period ended October 3, 2015. Dutch III-A has the power to vote or direct the vote of, and the power to dispose or direct the disposition of, such Shares.

As of the date hereof, Dutch III-B beneficially owns 100,413 shares of Common Stock, representing 0.20% of the Common Stock outstanding and deemed to be outstanding based upon the 49,380,998 shares issued and outstanding as disclosed in the Issuer’s Quarterly Report on From 10-Q for the period ended October 3, 2015. Dutch III-B has the power to vote or direct the vote of, and the power to dispose or direct the disposition of, such Shares.

As of the date hereof, Fund III-C beneficially owns 28,920 shares of Common Stock, representing 0.06% of the Common Stock outstanding and deemed to be outstanding based upon the 49,380,998 shares issued and outstanding as disclosed in the Issuer’s Quarterly Report on From 10-Q for the period ended October 3, 2015. Fund III-C has the power to vote or direct the vote of, and the power to dispose or direct the disposition of, such Shares.

Fund III General Partner and Management III do not own any shares of the Issuer directly. However, Fund III General Partner, as the sole general partner of the Willis Stein Funds, and Management III, as the sole general partner of Fund III General Partner, may be deemed to beneficially own, and have the power to vote and dispose of, the Common Stock owned by each of the Willis Stein Funds. Fund III General Partner and Management III disclaim any beneficial ownership of such share of Common Stock except to the extent of its pecuniary interest therein.

As of the date hereof, Mr. Willis directly owns 20,142 shares of Common Stock, representing 0.04% of the Common Stock outstanding and deemed to be outstanding based upon the 49,380,998 shares issued and outstanding as disclosed in the Issuer’s Quarterly Report on From 10-Q for the period ended October 3, 2015.

As of the date hereof, Mr. Stein directly owns 54,280 shares of Common Stock, representing 0.11% of the Common Stock outstanding and deemed to be outstanding based upon the 49,380,998 shares issued and outstanding as disclosed in the Issuer’s Quarterly Report on From 10-Q for the period ended October 3, 2015.

In addition, Mr. Willis and Mr. Stein are the managing partners of Management III. Mr. Wills and Mr. Stein, acting together, have the power to vote and dispose of the shares beneficially owned by Management III; however, neither Mr. Willis nor Mr. Stein, acting alone, has voting or dispositive authority over such beneficial shares. Each of Mr. Willis and Mr. Stein share investment and voting power with respect to the shares owned by the Willis Stein Funds, but disclaim beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(c) No transactions in the class of securities reported have been effected by the Reporting Persons during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons are parties to that certain Tender and Support Agreement, dated as of November 10, 2015, by and among the Issuer, Parent, Acquisition Sub, and the Reporting Persons, as further described in Item 4.

Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated as of November 12, 2015, by and among the Reporting Persons

99.2	Agreement and Plan of Merger, dated as of November 10, 2015, by and among the Company, The Kroger Co., and KS Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 12, 2015)

99.3	Tender and Support Agreement, dated as of November 10, 2015, by and among the Willis Stein Funds, The Kroger Co., and KS Merger Sub Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 12, 2015)

99.4	Power of Attorney, dated February 7, 2013, for the Reporting Persons (incorporated by reference to Exhibit 99.2 to the Reporting Persons’ Schedule 13G filed with the SEC on February 12, 2013)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2015

WILLIS STEIN & PARTNERS III SUB, L.P.

By:	Willis Stein & Partners Management III, L.P.
Its:	General Partner

By:	Willis Stein & Partners Management III, L.L.C.
Its:	General Partner

By:	/s/ David Mills
	Name:	David Mills, pursuant to powers of attorney
	Title:	Chief Financial Officer

WILLIS STEIN & PARTNERS DUTCH III-A SUB, L.P.

By:	Willis Stein & Partners Management III, L.P.
Its:	General Partner

By:	Willis Stein & Partners Management III, L.L.C.
Its:	General Partner

By:	/s/ David Mills
	Name:	David Mills, pursuant to powers of attorney
	Title:	Chief Financial Officer

WILLIS STEIN & PARTNERS DUTCH III-B SUB, L.P.

By:	Willis Stein & Partners Management III, L.P.
Its:	General Partner

By:	Willis Stein & Partners Management III, L.L.C.
Its:	General Partner

By:	/s/ David Mills
	Name:	David Mills, pursuant to powers of attorney
	Title:	Chief Financial Officer

WILLIS STEIN & PARTNERS III-C SUB, L.P.

By:	Willis Stein & Partners Management III, L.P.
Its:	General Partner

By:	Willis Stein & Partners Management III, L.L.C.
Its:	General Partner

By:	/s/ David Mills
	Name:	David Mills, pursuant to powers of attorney
	Title:	Chief Financial Officer

*
John R. Willis

*
Avy H. Stein

	*By:	/s/ David Mills
David Mills
Pursuant to Powers of Attorney attached
hereto as Exhibit 99.4